FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software to Present at the Rodman & Renshaw 2010 Annual Global Investment Conference on September 14, 2010

PRESS RELEASE

Magic Software to Present at the Rodman & Renshaw 2010 Annual Global Investment Conference on September 14, 2010

Or-Yehuda, Israel, August 18 , 2010 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of on-premise and cloud-enabled application platforms and business integration solutions, today announced that Mr. Guy Bernstein, acting CEO is scheduled to  present the Company and its hybrid cloud vision to investors at the Rodman & Renshaw 2010 Annual Global Investment Conference in New York, on Tuesday September 14th, at 10:25 a.m. EDT.

The conference will include a series of one-on-one meetings with institutional investors.  Investors interested in scheduling a meeting with Mr. Guy Bernstein should contact their Rodman & Renshaw representative directly.  For additional information on Magic Software please contact magicsoftware@kcsa.com.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of on-premise and cloud-enabled application platform solutions – including full client, rich internet applications (RIA), mobile or Software-as-a-Service (SaaS) modes – and business and process integration solutions. Magic Software has 13 offices worldwide and a presence in over 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information visit about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry-related news, business issues and trends, read the Magic Software Blog.

About the Rodman & Renshaw 2010 Annual Global Investment Conference

Rodman & Renshaw, LLC will host its 2010 Annual Healthcare Conference in New York from September 12 to 15, 2010 at the New York Palace Hotel.  The conference will feature corporate presentations from companies in tracks devoted to Healthcare, China, Metals & Mining, Energy, Technology, Cleantech, Community and Regional Banks, and REITs.

Contact:

Marybeth Csaby or Rob Fink
KCSA Strategic Communications

Tel. +1 212 896-1206

Email. magicsoftware@kcsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software to Present at the Rodman & Renshaw 2010 Annual Global Investment Conference on September 14, 2010

Exhibit 10.1